Affimed N.V.

Technologiepark, Im Neuenheimer Feld 582

69120 Heidelberg, Germany

December 30, 2020

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affimed N.V.
Registration Statement on Form F-3
Filed December 23, 2020
CIK No. 0001608390

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Affimed N.V., a Dutch public company with limited liability (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (the “Registration Statement”), File No. 333-251648 to 4:00 P.M., Eastern Time, on December 30, 2020, or as soon thereafter as practicable.

Please contact Sophia Hudson, at (212) 446 4750, or Morgan Hill, at +44 20 7953 2562, of Kirkland & Ellis LLP, special counsel to the Company as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page follows]

Sincerely,

/s/ Angus Smith
Angus Smith

Chief Financial Officer